Filed by Willow Lane Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Willow Lane Acquisition Corp.

Commission File No. 001-42400

Boost Run Holdings, LLC

Date: October 14, 2025

As previously disclosed, on September 15, 2025, Willow Lane Acquisition Corp., a Cayman Islands exempted company (“Willow Lane”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with (i) Boost Run Inc., a Delaware corporation (“Pubco”), (ii) Benchmark Merger Sub I Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco, (iii) Benchmark Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco, (iv) Boost Run Holdings, LLC, a Delaware limited liability company (“Boost Run”), (v) George Peng, solely in the capacity as the representative from and after the Effective Time (as defined in the Business Combination Agreement) for Willow Lane shareholders as of immediately prior to the Effective Time and their successors and assigns (other than the holders of Boost Run’s issued and outstanding membership interests (the “Sellers”)) in accordance with the terms and conditions of the Business Combination Agreement, and (vi) Andrew Karos, solely in the capacity as the representative from and after the Effective Time for the Sellers as of immediately prior to the Effective Time (and their successors and assigns) in accordance with the terms and conditions of the Business Combination Agreement for a proposed business combination (the “Business Combination”).

The following press release was issued by Carahsoft Technology Corp. on October 14, 2025, and includes a statement by the Chief Executive Officer of Boost Run, Andrew Karos. A link to the press release will be published to Boost Run’s website.

Boost Run and Carahsoft Partner to Deliver Enterprise-Grade AI Cloud Infrastructure to Government and Public Sector Agencies

Boost Run SOC 2, ISO and HIPAA-Compliant GPU Cloud Provider Now Available Through Carahsoft’s Extensive Government Contract Offerings

CHICAGO and RESTON, Va. — October 14, 2025 — Boost Run LLC (“Boost Run”), a leading provider of Artificial Intelligence (“AI”) specialized cloud infrastructure powered by NVIDIA Corporation’s (“NVIDIA”) graphics processing units (“GPU”), and Carahsoft Technology Corp. (“Carahsoft”), The Trusted Government IT Solutions Provider®, today announced a strategic partnership (the “Partnership”). Through the Partnership, Carahsoft will serve as Boost Run’s Public Sector distributor, making the company’s enterprise-ready, compliance-certified GPU cloud platform available to the Public Sector through Carahsoft’s reseller partners and National Aeronautics and Space Administration Solutions for Enterprise-Wide Procurement (“SEWP”), National Association of State Procurement Officials (“NASPO”) ValuePoint, The Interlocal Purchasing System (“TIPS”) and OMNIA Partners contracts.

The Partnership addresses the growing demand for secure, high-performance computing resources needed to power AI inference, training and machine learning initiatives across the Public Sector. Boost Run’s platform, which provides direct access to the latest NVIDIA GPU technology including B200, H200, H100, RTX PRO 6000, L40S and ADA 6000 GPUs, provides Government agencies and enterprises with the computational power required for large language models, training, inference and complex data analytics workloads.

“Partnering with Carahsoft is a significant step forward in Boost Run’s mission to bring our enterprise-grade GPU cloud infrastructure to the Public Sector,” said Andrew Karos, CEO at Boost Run. “Government agencies and educational institutions are increasingly looking to leverage AI capabilities, but they need infrastructure that meets strict security and compliance requirements. We believe our SOC 2, ISO and HIPAA-compliant platform offering, combined with Carahsoft’s understanding of Government procurement, creates a powerful solution for these organizations.”

Boost Run’s AI-specialized cloud platform distinguishes itself through its comprehensive compliance certifications and enterprise-ready features, including:

●	SOC 2 Type II certification ensuring the highest standards of security and availability.
●	ISO 27001 certification for information security management.
●	HIPAA compliance enabling healthcare and life sciences applications.
●	Bare metal infrastructure providing physical, dedicated server hardware that customers fully control.
●	Confidential compute capabilities protecting code and data from being accessed or tampered with by other software applications.
●	Dedicated NVIDIA GPU resources including B300, B200, H200, RTX PRO 6000, H100, L40S and ADA 6000 options.
●	Flexible consumption models with hourly, monthly and reserved instance pricing.
●	Enterprise-grade security with private networking and firewall policies.
●	24/7 support and 99.5% uptime service level agreement.

“The addition of Boost Run to our portfolio strengthens Carahsoft’s and our reseller partners’ ability to support customers’ AI training, inference and machine learning initiatives,” said Michael Adams, Program Executive for AI Solutions at Carahsoft. “As Government agencies accelerate their adoption of AI technologies, they need GPU infrastructure that’s both powerful and compliant with federal security standards. Boost Run’s platform delivers on both fronts, and we believe it will have significant, positive impact on our joint Public Sector customers.”

The partnership between Boost Run and Carahsoft enables Government agencies to procure Boost Run’s GPU cloud services through Platform-as-a-Service (“PaaS”), Infrastructure-as-a-Service (“IaaS”) and multicloud solutions through Carahsoft’s numerous contract vehicles. This streamlines the procurement process and ensures compliance with Government purchasing requirements.

Boost Run’s GPU cloud services are available immediately through Carahsoft’s SEWP V contracts NNG15SC03B and NNG15SC27B, NASPO ValuePoint Master Agreement #AR2472, TIPS Contract #220105 and OMNIA Partners Contract #R191902. For more information, contact the Carahsoft Team at (703) 871-8548 or BoostRun@carahsoft.com; or learn more about Boost Run’s solutions here.

About Boost Run

Boost Run is a leading provider of instant, scalable GPU infrastructure for AI workloads. Boost Run was created to eliminate the pain points of traditional AI infrastructure. Boost Run’s platform delivers on-demand GPU compute through a simple UI or powerful API, enabling customers to spin up resources in clicks to programmatically access thousands of GPUs. Boost Run’s API also powers seamless integration for resellers and distribution channels, meeting the demands of enterprise and government buyers. With facility-level and operator-level certifications, as well as validation from partners including Carahsoft and Lenovo, Boost Run is built to be durable, compliant, and enterprise- ready from day one.

Contact

Andrew Karos

ak@boostrun.com

About Carahsoft’s AI Portfolio

Carahsoft’s Artificial Intelligence (AI) Portfolio includes leading and emerging technology vendors that are enabling government agencies and systems integrators to harness the power of AI and ultimately meet mission needs; from creating efficiencies within agencies to bolstering national security and defense. Supported by dedicated AI product specialists and an extensive ecosystem of resellers, integrators, and service providers, we help organizations identify the right technology for unique environments and provide access to technology solutions through our broad portfolio of contract vehicles. Our AI portfolio spans solutions for AI Infrastructure, Generative and Agentic AI, Autonomous Systems & Robotics and more. Learn more about Carahsoft’s AI Solutions for Government here.

About Carahsoft

Carahsoft Technology Corp. is The Trusted Government IT Solutions Provider, supporting Public Sector organizations across Federal, State and Local Government agencies and Education and Healthcare markets. As the Master Government Aggregator® for our vendor partners, we deliver solutions for Artificial Intelligence, Cybersecurity, MultiCloud, DevSecOps, Customer Experience and Engagement, Open Source and more. Working with resellers, systems integrators and consultants, our sales and marketing teams provide industry leading IT products, services and training through hundreds of contract vehicles. Visit us at www.carahsoft.com.

Contact

Mary Lange

(703) 230-7434

PR@carahsoft.com

Additional Information and Where to Find It

Willow Lane, Boost Run and Pubco intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a proxy statement of Willow Lane and a prospectus in connection with Business Combination, referred to as a proxy statement/prospectus. The definitive proxy statement and other relevant documents will be mailed to shareholders of Willow Lane as of a record date to be established for voting on Willow Lane’s proposed Business Combination with Boost Run. SHAREHOLDERS OF WILLOW LANE AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT AND AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH WILLOW LANE’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT WILLOW LANE, BOOST RUN, PUBCO AND THE BUSINESS COMBINATION. Shareholders will be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Willow Lane Acquisition Corp, 250 West 57th Street, Suite 415, New York, NY 10107; or Boost Run, LLC, 5 Revere Drive, Suite 200 Northbrook, IL 60062.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits and timing of the completion of the Business Combination; statements about Boost Run’s market opportunity and the potential growth of that market; Boost Run’s strategy, outcomes and growth prospects; trends in Boost Run’s industry and markets; the competitive environment in which Boost Run operates; the ability for Boost Run to raise funds to support its business; the sources and uses of cash of the Business Combination; and the anticipated capitalization and enterprise value of the Pubco following the consummation of the Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Boost Run’s and Willow Lane’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Boost Run and Willow Lane.

These forward-looking statements (including projections) are predictions, and other statements about future events or conditions that are based on current expectations, estimates and assumptions and, as a result, are subject to risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts Boost Run’s current plans and operations as a result of the announcement and consummation of the Business Combination; the inability of the parties to recognize the anticipated benefits of the Business Combination; the ability to maintain the listing of Willow Lane’s securities on a national securities exchange; the ability to obtain or maintain the listing of the Pubco’s securities on Nasdaq following the Business Combination, including having the requisite number of shareholders; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; Boost Run’s limited operating history, lack of history of operating as a public company and the rapidly evolving industry in which it operates; Boost Run’s use and reporting of business and operational metrics; uncertainties surrounding Boost Run’s business model; Boost Run’s expectations regarding future financial performance, capital requirements and unit economics; Boost Run’s competitive landscape; capital market, interest rate and currency exchange risks; Boost Run’s ability to manage growth and expand its operations; Boost Run’s ability to attract and retain additional customers and additional business from existing customers; Boost Run’s ability to secure additional data center capacity at affordable rates; Boost Run’s ability to acquire the GPUs necessary to expand its business at anticipated prices; the prices at which Boost Run will be able to sell the services it provides; Boost Run’s ability to provide reliable high compute services; Boost Run’s ability to successfully develop and sell new products and services; the risk that Boost Run’s technology and infrastructure may not operate as expected, including but not limited to as a result of significant coding, manufacturing or configuration errors; the failure to offer high quality technical support; Boost Run’s dependence on members of its senior management and its ability to attract and retain qualified personnel; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic and geopolitical environment; risks related to the marketing of Boost Run’s services to various government entities; uncertainty or changes with respect to laws and regulations; data protection or cybersecurity incidents and related regulations; disruption in the electrical power grid at or near one or more of Boost Run’s data centers; physical security breaches; supply chain disruptions; changes in tariffs or import restrictions; Boost Run’s lack of business interruption insurance; Boost Run’s ability to maintain, protect and defend its intellectual property rights; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Willow Lane’s securities; the risk that the Business Combination may not be completed by Willow Lane’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Willow Lane; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against Boost Run, Willow Lane, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the risk that shareholders of Willow Lane could elect to have their shares redeemed, leaving Pubco with insufficient cash to execute its business plans; past performance by Boost Run management team may not be indicative of the future performance of Pubco after the Business Combination; the risk that an active market for the securities of Pubco after the Business Combination may not develop; and those risk factors discussed in documents of Willow Lane, Boost Run and Pubco filed, or to be filed, with the SEC. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Willow Lane nor Boost Run presently know or can anticipate or that Willow Lane and Boost Run currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Willow Lane’s, Boost Run’s and Pubco’s expectations, plans or forecasts of future events and views as of the date of this communication. Willow Lane, Boost Run and Pubco anticipate that subsequent events and developments will cause Willow Lane’s, Boost Run’s and Pubco’s assessments to change. However, while Willow Lane, Boost Run and Pubco may elect to update these forward-looking statements at some point in the future, Willow Lane, Boost Run and Pubco specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Willow Lane. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Willow Lane, Boost Run and Pubco undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Participants in the Solicitation

Willow Lane, Boost Run and Pubco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Willow Lane’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of Willow Lane’s securities are, or will be, contained in filings with the SEC relating to the Business Combination. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Willow Lane’s shareholders in connection with the Business Combination, including the names and interests of Boost Run’s directors and executive officers, will be set forth in the proxy statement/prospectus included in the Registration Statement for the Business Combination. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE